Exhibit (a)(7)

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units. The Offer is being made solely by the Offer to Purchase of Leyton LLC, dated November 20, 1998, and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, Holders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be made on behalf of Leyton LLC, if at all, only by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                      Notice of Offer to Purchase for Cash
                       Up to Ten Million Depositary Units
                     Representing Limited Partner Interests
                                       in
                       AMERICAN REAL ESTATE PARTNERS, L.P.
                                       at
                               $10.50 Net Per Unit
                                       by
                                   LEYTON LLC

         Leyton LLC (the "Purchaser"), a limited liability company affiliated with Carl C. Icahn, is offering to purchase up to 10 million depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price (the "Purchase Price") of $10.50 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 20, 1998 (the "Offer to Purchase"), and in the Letter of Transmittal (which, together with any supplements or amendments, constitute the "Offer"). All outstanding depositary units of limited partner interests in the Partnership are referred to herein as "Units" and the holders of such Units are referred to herein as "Holders."


           ==================================================================

              THE OFFER, THE WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 18, 1998, UNLESS THE OFFER IS EXTENDED.

           ==================================================================


         Mr. Icahn currently owns the general partner of the Partnership and is the beneficial owner of in excess of 68% of the Units. As a result, Mr. Icahn may be deemed to control the Partnership.

         The Offer will expire at 12:00 midnight, New York City time, on December 18, 1998, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended, the "Expiration Date").


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         If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Holders. Accordingly, if prior to the Expiration Date, the Purchaser increases (other than increases of not more than two percent of the outstanding Units) or decreases the number of Units being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Holders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The period of time during which the Offer is open may be extended by the Purchaser, at any time and from time to time. If the Purchaser extends the Offer, such extension will be followed by a press release or public announcement thereof, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of those Units for payment pursuant to the Offer.

         Tenders of Units made pursuant to the Offer are irrevocable, except that Holders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending a written or facsimile transmission notice of withdrawal to the Depositary (as defined in the Offer to Purchase) at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Units. If depositary receipts evidencing Units to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such depositary receipts, the serial numbers shown on such depositary receipts must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Units have been tendered for the account of an Eligible Institution. If Units have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Units. In addition, tendered Units may be withdrawn at any


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time after January 18, 1999, unless the tender has theretofore been accepted for payment as provided in the Offer to Purchase.

         If tendering Holders tender more than the number of Units that the Purchaser seeks to purchase pursuant to the Offer, the Purchaser will take into account the number of Units so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Units tendered by each tendering Holder during the period during which the Offer remains open.

         Each of the Tender Offer Documents (as defined below) contains important information which should be read carefully before any decision is made with respect to the Offer.

         The terms of the Offer are more fully set forth in the Offer to Purchase with respect to the Offer and the related Letter of Transmittal (the "Tender Offer Documents"). Questions and requests for assistance or requests for copies of the Tender Offer Documents may be directed to the Information Agent, as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Units pursuant to the Offer. The Tender Offer Documents contain terms and conditions, and the information required by Rule 14d-6(e)(1)(vii) under the Exchange Act, which are incorporated herein by reference.

                     The Information Agent for the Offer is:

                           Beacon Hill Partners, Inc.
                                 90 Broad Street
                            New York, New York 10004
                            (212) 843-8500 (Collect)
                                       or
                           (800) 755-5001 (Toll Free)


November 20, 1998